UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No.: 001-32403

TURQUOISE HILL RESOURCES LTD.

(Exact name of Issuer as specified in its charter)

Suite 3680 – 1 PLACE VILLE-MARIE

MONTREAL, QUEBEC, CANADA H3B 3P2

+1 514-848-1567

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, without par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)
Rule 15d-6
Rule 15d-22(b)

Approximate number of holders of record as of the certification or notice date: Four (4)*

*

On December 16, 2022, Turquoise Hill Resources Ltd. (the “Company”), Rio Tinto plc (“Rio Tinto”) and Rio Tinto International Holdings Limited (“RTIH”) completed the transactions contemplated by the Arrangement Agreement, dated September 5, 2022, by and among the Company, Rio Tinto and RTIH (as amended, the “Arrangement Agreement”). Pursuant to the Arrangement Agreement, on December 16, 2022, RTIH acquired all of the issued and outstanding share capital of the Company that Rio Tinto or its affiliates did not directly or indirectly own through a Plan of Arrangement (the “Plan of Arrangement”) pursuant to Section 195 of the Business Corporations Act (Yukon).

As a result of the completion of the transactions contemplated by the Arrangement Agreement and the Plan of Arrangement, Rio Tinto became the beneficial owner of 100 percent of the issued and outstanding share capital in the Company, which share capital is held indirectly by Rio Tinto through RTIH, 7999674 Canada Inc., 46117 Yukon Inc. and 53560 Yukon Inc.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 27, 2022	By:	/s/ Dustin S. Isaacs
	Name:	Dustin S. Isaacs
	Title:	Corporate Secretary